SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities and Exchange Act of 1934
Williams Sonoma, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
969904101

(CUSIP Number)
December 31, 2010

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     This Schedule is filed pursuant to Rule 13d-1(b)
The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	969904101

1	NAME OF REPORTING PERSON Ameriprise Financial, Inc. S.S. or I.R.S. Identification No. of Above Person IRS No. 13-3180631

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑*

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		975,946

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

5,933,629

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,933,629

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.65%

12	TYPE OF REPORTING PERSON

CO
*This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

CUSIP No.	969904101

1	NAME OF REPORTING PERSON Columbia Management Investment Advisers, LLC S.S. or I.R.S. Identification No. of Above Person IRS No. 41-1533211

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑*

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Minnesota

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		975,946

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

5,933,629

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,933,629

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.65%

12	TYPE OF REPORTING PERSON

IA
*This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

1(a)	Name of Issuer:	Williams Sonoma, Inc.

1(b)	Address of Issuer’s Principal Executive Offices:	3250 Van Ness Avenue San Francisco, CA 94109

2(a)	Name of Person Filing:	(a) Ameriprise Financial, Inc. (“AFI”) (b) Columbia Management Investment Advisers, LLC (“CMIA”)

2(b)	Address of Principal Business Office:	(a) Ameriprise Financial, Inc. 145 Ameriprise Financial Center Minneapolis, MN 55474 (b) 100 Federal St. Boston, MA 02110

2(c)	Citizenship:	(a) Delaware (b) Minnesota

2(d)	Title of Class of Securities:	Common Stock

2(e)	Cusip Number:	969904101
3	Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):
     (a) Ameriprise Financial, Inc.
A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)
     (b) Columbia Management Investment Advisers, LLC
An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

4	Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

AFI, as the parent company of CMIA, may be deemed to beneficially own the shares reported herein by CMIA. Accordingly, the shares reported herein by AFI include those shares separately reported herein by CMIA.

Each of AFI and CMIA disclaims beneficial ownership of any shares reported on this Schedule.

5	Ownership of 5% or Less of a Class:

If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

6	Ownership of more than 5% on Behalf of Another Person: Not Applicable

7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
     AFI: See Exhibit I
8	Identification and Classification of Members of the Group:
     Not Applicable
9	Notice of Dissolution of Group:
     Not Applicable
10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 8, 2011

Ameriprise Financial, Inc.
By:	/s/ Wade M. Voigt
	Name:	Wade M. Voigt
	Title:	Director — Fund Administration

Columbia Management Investment Advisers, LLC
By:	/s/ Amy Johnson
	Name:	Amy Johnson
	Title:	Chief Operating Officer

Contact Information
Wade M. Voigt
Director — Fund Administration
Telephone: (612) 671-5682

Exhibit Index

Exhibit I	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II	Joint Filing Agreement